   As filed with the Securities and Exchange Commission on October 10, 1997
                           Registration No. 333-32361
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                _______________
                                AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                _______________
                      EASTERN ENVIRONMENTAL SERVICES, INC.
             (Exact Name of Registrant as Specified in Its Charter)
                                _______________
          DELAWARE                                   59-2840783
   (State of Incorporation)           (I.R.S. Employer Identification Number)

1000 Crawford Place, Suite 101                   Louis D. Paolino, Jr.
 Mt. Laurel, New Jersey 08054           Chairman And Chief Executive Officer
       (609) 235-6009                      1000 Crawford Place, Suite 101
                                            Mt. Laurel, New Jersey 08054
                                                   (609) 235-6009
(Address, Including Zip Code,           (Name, Address, Including Zip Code,
    and Telephone Number,                        and Telephone Number,
   Including Area Code, of                       Including Area Code,
   Registrant's Principal                        of Agent for Service)
     Executive Offices)
                            _______________________
                                    Copy To:
                          H. John Michel, Jr., Esquire
                           Drinker Biddle & Reath LLP
                              1345 Chestnut Street
                     Philadelphia, Pennsylvania  19107-3496
                                 (215) 988-2700

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions and other factors.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]


     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ______________


     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _______________


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


CALCULATION OF REGISTRATION FEE

                                                   Amount                     Proposed Maximum   Proposed Maximum     Amount of
       Title of Shares                             to be                       Offering Price        Aggregate       Registration
       to be Registered                       Registered/(2)/                  Per Share/(1)/   Offering Price/(1)/      Fee
Common Stock, $.01 par value                  6,104,394/(3)/                      $22.28          $17,809,763          $1,692/(3)/

=================================================================================================================================

(1) Calculated pursuant to Rule 457(c).
(2) Includes 682,214 shares issuable upon exercise of common stock purchase warrants.
(3) The Registrant previously filed a Registration Statement with respect to 199,232 shares for which a registration fee of $1,078 was paid and Amendment No. 1 to such Registration Statement with respect to 5,305,033 shares for which a registration fee of $31,549 was paid. Such shares have not been included for purposes of calculating the fee for Amendment No. 2 to the Registration Statement.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

PROSPECTUS
----------

                               6,104,394 SHARES

                      EASTERN ENVIRONMENTAL SERVICES, INC.

                                  COMMON STOCK

       This Prospectus relates to 5,153,846 shares of Common Stock, par value $.01 per share (the "Common Stock"), of Eastern Environmental Services, Inc. (the "Company") currently outstanding (the "Outstanding Shares"), 268,334 shares of Common Stock issuable upon the excercise of stock options (the "Option Shares") and 682,214 shares of Common Stock issuable upon exercise of common stock purchase warrants of the Company (the "Warrant Shares") (the Outstanding Shares, the Option Shares and the Warrant Shares are collectively referred to herein as the "Shares"). The Shares are being offered for sale pursuant to this Prospectus (the "Offering"), from time to time, by or for the account of the stockholders named herein (the "Selling Stockholders"). See "Selling Stockholders." The Company will not receive any of the proceeds of this Offering.

       Approximately 5,709,827 of the 6,104,394 Shares included in this Prospectus were issued by the Company in connection with acquisitions of solid waste and other businesses since June, 1996, and are included in this Prospectus pursuant to the exercise of registration rights granted the holders thereof in connection with such acquisitions. Of the 6,104,394 Shares included in this Prospectus, approximately 4,767,809 are subject to lock-up agreements expiring on October 29, 1997 and 528,924 are subject to lock-up agreements expiring on November 28, 1997. These lock-up agreements were entered into in connection with the Company's public offering of 5,175,000 shares of Common Stock in August, 1997 and prohibit the sale of the Shares covered thereby prior to the expiration dates of the agreements without the consent of Smith Barney Inc., the representative of the several underwriters in the public offering.

       The Selling Stockholders, either directly, through agents designated or to be designated from time to time by them, or through underwriters or dealers, may sell the Shares from time to time on terms to be determined by the Selling Stockholders at the time of sale. The Selling Stockholders may also seek, to the extent permitted by applicable laws, to sell the Shares in transactions under Rule 144 of the Securities Act of 1933, as amended (the "Securities Act").

       All expenses of the Offering, other than commissions or discounts of broker-dealers, will be borne by the Company. It is estimated that such expenses to be borne by the Company will approximate $50,000.

       The Selling Stockholders and any broker-dealers, agents, underwriters or dealers that participate with the Selling Stockholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

       The Common Stock is currently traded on the Nasdaq National Market under the symbol "EESI." The closing sale price of the Common Stock on the Nasdaq National Market on October 9, 1997 was $22 5/8 per share.

                             ----------------------

These securities involve a high degree of risk. See "Risk Factors" beginning on page 4 of this Prospectus for information that should be considered by prospective purchasers.

                              --------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
      AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                            IS A CRIMINAL OFFENSE.

                              --------------------

                The date of this Prospectus is October 10, 1997

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, like the Company, that file electronically with the Commission. The Company's Common Stock is quoted on the Nasdaq National Market, and reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006-1500.

     The Company has filed with the Commission a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act with respect to the securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and exhibits thereto. Statements contained in this Prospectus or in any document incorporated by reference in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance where such contract or document has been filed as an exhibit to the Registration Statement, or other document incorporated by reference, reference is made to the copy of such contract or other document, each such statement being qualified in all respects by such reference.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been previously filed by the Company with the Commission and are hereby incorporated by reference in this Prospectus as of their respective dates:

          (i) the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997;

          (ii) the Company's Current Report on Form 8-K/A dated July 10, 1997 (amending the Company's Form 8-K dated July 2, 1996), July 10, 1997 (amending the Company's Form 8-K dated September 27, 1996), July 10, 1997 (amending the Company's Form 8-K dated December 10, 1996), July 10, 1997 (amending the Company's Form 8-K dated January 31, 1997), July 10, 1997 (amending the Company's Form 8-K dated March 31, 1997), July 11, 1997 and July 25, 1997 (amending the Company's Form 8-K dated May 12, 1997), the Company's Current Report on Form 8-K dated August 15, 1997 (as amended on Form 8-K/A filed October 10, 1997), and the Company's Current Report on Form 8-K dated August 20, 1997; and


(iii) the description of the Common Stock contained in the Registration Statement on Form 8-A (File No. 0-16102), including all amendments and reports filed for the purpose of updating such description prior to the termination of the Offering.

     Additionally, all documents and reports filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents or reports. Any statement or information contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement or information so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents that have been incorporated by reference in this Prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates. Requests for such copies should be directed to: Investor Relations, Eastern Environmental Services, Inc., 1000 Crawford Place, Mt. Laurel, New Jersey 08054,
(609) 235-6009.

                                  RISK FACTORS

     An investment in the shares of Common Stock being offered by this Prospectus involves a high degree of risk. In addition, this Prospectus and the Company's reports under the Securities Exchange Act of 1934, as amended, incorporated herein by reference (the "Incorporated Documents") contain forward-looking statements that involve risks and uncertainties. Discussions containing such forward-looking statements may be found under "Risk Factors," as well as in this Prospectus and the Incorporated Documents generally. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus and the Incorporated Documents. Accordingly, prospective investors should consider carefully the following Risk Factors, in addition to the other information concerning the Company and its business contained in this Prospectus and in the Incorporated Documents, before purchasing the shares of Common Stock offered hereby.

HISTORY OF LOSSES; WORKING CAPITAL DEFICITS; CONTINUING CHARGES

Before reporting net income of $2.1 million (including $4.2 million of merger costs and related tax provisions incurred as a result of acquisitions) in the year ended June 30, 1997, the Company recorded net losses to common stockholders of approximately $4.4 million (including $2.8 million in unusual items principally related to the Company's June 1996 change of control) and $55,000, during the fiscal years ended June 30, 1996 and 1995, respectively. Additionally, the Company had working capital deficits of $852,000 and $1.9 million at June 30, 1997 and 1996, respectively. In connection with the financing of its acquisitions and business growth, the Company has incurred, and anticipates that it will continue to incur, significant debt and interest charges under its revolving credit facility. In addition, the Company will continue to recognize a significant amount of goodwill amortization charges in connection with its acquisitions of collection and transportation businesses and transfer stations that are accounted for under the "purchase" method of accounting. Such goodwill is amortized over a period of 40 years depending on the business acquired, resulting in an annual non-cash charge to earnings during that period. As the Company continues to pursue its acquisition program, its financial position and results of operations may fluctuate significantly from period to period.

LIMITED OPERATING HISTORY IN REGARD TO SIGNIFICANT ASSETS

  In June 1996, control of the Company was acquired by a group of investors, and the Company appointed a new Board of Directors, hired a new management team, and implemented an aggressive acquisition program. As a result, recently completed acquisitions account for a substantial portion of the Company's revenues and assets. Acquisitions completed during fiscal 1997, for example, contributed approximately $73 million or 91.6% of the Company's revenues for the fiscal year ended June 30, 1997 and approximately $136 million or 84.4% of the Company's assets at June 30, 1997. Because of the Company's relatively limited operating history with respect to acquired businesses, no assurances can be given that the Company will be able to replicate or improve upon their historical financial performance.

ABILITY TO MANAGE GROWTH

  The Company's strategy of growing primarily through acquisitions has placed, and is expected to continue to place, significant burdens on the Company's management and on its operational and other resources. The Company will need to attract, train, motivate, retain, and supervise its senior managers, technical professionals and other employees. Any failure to expand its management information system capabilities, to implement and improve its operational and financial systems and controls or to recruit appropriate additional personnel in an efficient manner and at a pace consistent with the Company's business growth could have a material adverse effect on the Company's business and results of operations.

DEPENDENCE ON ACQUISITIONS FOR GROWTH

  The rate of future growth and profitability of the Company is largely dependent on its ability to identify and acquire additional solid waste collection, transportation, and disposal businesses. This strategy involves risks inherent in assessing the values, strengths, weaknesses, risks, and profitability of acquisition candidates, including adverse short-term effects on the Company's reported operating results, diversion of management's attention, dependence on retaining, hiring and training key personnel, and risks associated with unanticipated problems or latent liabilities. There can be no assurance that acquisition opportunities will be available, that the Company will have access to the capital required to finance potential acquisitions, that the Company will continue to acquire businesses or that any business acquired by the Company will be integrated successfully into the Company's operations or prove profitable.

AVAILABILITY OF ACQUISITION TARGETS

  Increased competition for acquisition candidates may result in fewer acquisition opportunities being made available to the Company as well as less advantageous acquisition terms which may increase acquisition costs to levels that are beyond the Company's financial capability or that may have an adverse effect on the Company's business and results of operations. Accordingly, no assurance can be given as to the number or timing of the Company's acquisitions or as to the availability of financing necessary to complete an acquisition. The Company also believes that a significant factor in its ability to consummate acquisitions following the Offering will be the attractiveness of the Common Stock as an investment to potential acquisition candidates. Such attractiveness may, in large part, be dependent upon the market price and capital appreciation prospects of the Common Stock compared to the equity securities of the Company's competitors. Many of the Company's competitors for acquisitions are larger, more established companies with significantly greater capital resources than the Company and whose equity securities may be more attractive than the Common Stock. To the extent the Common Stock is less attractive to acquisition candidates, the Company's acquisition program may be adversely affected.

ABILITY TO INTEGRATE ACQUIRED BUSINESSES AND ACHIEVE OPERATING EFFICIENCIES

  The Company is in the process of combining the businesses and assets that it has acquired since July 1996 into an integrated operating structure. This process may require, among other things, changes in the operating methods and strategies of these separate businesses. The future growth and profitability of the Company will be substantially dependent upon its ability to operate recently acquired companies, as well as additional businesses that may be acquired in the future, and integrate them in the Company's operations. The Company's strategy is to achieve economies of scale and operating efficiencies through increases in its size resulting from acquisitions. There can be no assurance that the Company's efforts to integrate acquired operations will be effective or that expected efficiencies and economies of scale will be realized. The failure to achieve any of these results could have a material adverse effect on the Company's business and results of operations.

POTENTIAL LIABILITIES ASSOCIATED WITH ACQUISITIONS

  The businesses acquired by the Company may have liabilities that the Company does not discover or may be unable to discover during its pre-acquisition investigations, including liabilities arising from environmental contamination or non-compliance by prior owners with environmental laws or regulatory requirements, and for which the Company, as a successor owner or operator, may be responsible. Certain environmental liabilities, even if expressly not assumed by the Company, may nonetheless be imposed on the Company under certain legal theories of successor liability, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. The businesses acquired by the Company handled and stored petroleum, motor oil, and other hazardous substances at their facilities. In the past, there may have been releases of these hazardous substances into the soil or groundwater. The Company may be required under federal, state, or local law to investigate and remediate this contamination, if any. Any indemnities or warranties, due to their limited scope, amount, duration, the financial limitations of the indemnitor or warrantor, or other reasons, may not fully cover such liabilities.

NEED FOR ADDITIONAL CAPITAL; POTENTIAL DILUTION

  The Company's acquisition program required a steady increase in capital, which is expected to continue in the future as the Company pursues its strategy. The Company has used with respect to completed acquisitions and intends to use with respect to future acquisitions a combination of Common Stock, cash, and the assumption of debt as consideration. The Company anticipates filing a registration statement covering 5 million shares of Common Stock for possible issuance in connection with acquisitions. In the event the Company issues Common Stock to make future acquisitions, the Company's stockholders may experience dilution in the net tangible book value per share of Common Stock and a regular infusion of additional Common Stock into the capital markets. To the extent the Company is unable to use Common Stock to make future acquisitions, its ability to grow may be adversely affected. The Company's capital requirements also include working capital needs to maintain daily operations and significant capital expenditures for cell construction and expansion of its landfills, closure and post-closure care costs associated with its landfills, equipment purchases, and debt repayment obligations and/or financial assurance obligations. To the extent that cash available under the Company's credit facility and internally generated cash are not sufficient to meet the Company's capital needs, the Company will be required to raise additional funds through significant additional equity and/or debt financing. No assurance can be given that additional funding will be available on terms favorable to the Company.

DEPENDENCE ON KEY PERSONNEL

  In June 1996, the Company appointed a new Board of Directors and hired a new management team. The Company's operations are substantially dependent upon the services of its executive officers, particularly Louis D. Paolino, Jr., the Chairman of the Board and Chief Executive Officer, and President of the Company, and Terry W. Patrick the Chief Operating Officer and an Executive Vice-President of the Company. The loss of the services of Mr. Paolino or Mr. Patrick or one or more of the other executive officers of the Company could have a material adverse effect on the Company's business and results of operations. The Company does not maintain key-man life insurance policies on its executive officers.

DEPENDENCE ON THIRD PARTY LANDFILLS

  A substantial portion of the solid waste collected by the Company is delivered to third party landfills under informal arrangements or without long-term contracts. If these third parties increase their disposal fees and the Company is unable to pass along the increase to its customers, or if these third parties discontinue their arrangements with the Company and the Company is unable to locate alternative disposal sites, the Company's business and results of operations would be materially adversely affected.

EXTENSIVE PERMITTING AND LICENSING REQUIREMENTS

  The Company is required to obtain and maintain in effect various federal, state, and local permits and licenses in connection with its solid waste collection and transportation operations. The Company is also required to obtain and maintain in effect various facility permits and other governmental approvals, including those related to zoning, environmental, and land use, in order to develop and operate a landfill, a transfer station, or a waste hauling operation, and is required to obtain additional permits and approvals to expand its existing landfill operations. These permits and approvals are difficult, time consuming, and costly to obtain, may be subject to community opposition, opposition by various local elected officials or citizens, regulatory delays and other uncertainties, and may be dependent upon the Company's facilities being included in state or local solid waste management plans and the Company's entering into satisfactory host agreements with local communities. In addition, operating permits may be subject to modification, renewal, or revocation by the issuing agencies after issuance, which may increase the Company's obligations and reopen opportunities for opposition relating to the permits. Moreover, from time to time, regulatory agencies may impose moratoria on, or otherwise delay, the review or granting of these permits or approvals or such agencies may modify the procedures or increase the stringency of the standards applicable to the review or granting of such permits or approvals.

  There can be no assurance that the Company will be successful in obtaining and maintaining in effect the permits and approvals required for the successful operation and growth of its business, including permits and approvals required for the development of additional disposal capacity needed to replace existing capacity that becomes exhausted. The failure of the Company to obtain or maintain in effect a permit or approval significant to its business would have a material adverse effect on the Company's business and results of operations.

POTENTIAL PENNSYLVANIA LANDFILL RESTRICTIONS

  The Company's Pennsylvania landfill operation, acquired by the Company in December 1996, has been in existence since 1972. From 1972 to 1988, the 110-acre area of the landfill which received waste or was authorized by state permits to receive waste had either received all necessary local zoning approvals or was not required by local ordinance to receive a zoning permit or other approval to operate. In 1988, the Company received a state expansion permit for a 32-acre lined expansion area increasing the size of the permitted disposal area to 142 acres as well as a conditional use zoning approval from the local township. However, in 1990, the township adopted a new zoning ordinance which limited the height of municipal waste landfills to 35 feet above the original land contour. The landfill, as permitted in 1988 and as currently designed and permitted, exceeds the height limit in certain areas. The Company has maintained that the current permitted area is an existing nonconforming use and is not subject to the 35 foot height limitation imposed by the 1990 ordinance. If the township seeks to impose this limitation, and is successful, the existing permitted capacity of the Company's Pennsylvania landfill would be materially reduced.

KENTUCKY LANDFILL OBLIGATIONS

  The Company ceased operations at its Kentucky landfill on June 30, 1995 because the existing permitted disposal area did not meet current state law design requirements. From June 30, 1995 to June 30, 1996, the Company operated a transfer station at the landfill site and disposed of waste at an alternate location. The Company simultaneously pursued a final state permit for an expansion area designed to meet the new state standards. The suspension of landfill operations and the diversion of waste to an alternate location had an adverse effect on the Company's operating results and the Company discontinued its transfer station operation on July 1, 1996. On July 1, 1997, the Company recommenced operation of its transfer station to fulfill the obligations of the disposal franchise until the Company's expansion area is completed. The Company received a final permit to construct its expansion area on October 14, 1996 (reissued February 26, 1997). The final permit issued for the Kentucky landfill expansion area incorporated the requirements contained in an October 8, 1996 Agreed Order which settled an administrative appeal filed by the Somerset Pulaski County Concerned Citizens Group. Prior to actual construction of the expansion area, the Company is required to complete an additional hydrogeologic investigation to confirm the adequacy of the groundwater monitoring program approved in the final permit. Any negative results of this investigation could have a material adverse effect on the permitted disposal capacity at the Kentucky landfill expansion area and cause a delay in reopening the landfill.


  The final permit issued for the Kentucky landfill expansion area also requires closure of the original disposal area, which ceased operations on June 30, 1995, by August 15, 1997. The Company has commenced closure of the area. The Company has received a notice of violation and an $80,000 fine for not completing closure by the required date. The violation could result in the assessment of penalties and/or a forfeiture of the existing $1.3 million payment bond posted by the Company to assure a proper closure of this area.

  The Company has entered into an exclusive waste disposal franchise agreement with Pulaski County, Kentucky to service the municipal waste needs of the county at the Company's Kentucky landfill through the year 2002. The Company's obligations under this franchise agreement were suspended on July 1, 1996 for a one-year period ending July 1, 1997 due to the Company's cessation of operations at the original permit area and delay in initiating operations at the expansion area.

GOVERNMENT REGULATION

  The Company is subject to extensive and evolving federal, state, and local environmental laws and regulations that have become increasingly stringent in recent years as a result of greater public interest in protecting the environment. These laws and regulations affect the Company's business in many ways and will continue to impose substantial costs on the Company.

  The design, operation, and closure of landfills is extensively regulated. These regulations include, among others, the regulations establishing minimum federal requirements adopted by the United States Environmental Protection Agency (the "EPA") in October 1991 under Subtitle D (the "Subtitle D Regulations") of the Resource Conservation and Recovery Act of 1976 ("RCRA"). The Subtitle D Regulations, which generally became effective in October 1993, include location restrictions, facility design standards, operating criteria, closure and post-closure requirements, financial assurance requirements, groundwater monitoring requirements, groundwater remediation standards, and corrective action requirements. In addition, the Subtitle D Regulations require that new landfill units meet more stringent liner design criteria (typically, composite soil and synthetic liners or two or more synthetic liners) designed to keep leachate out of groundwater and have extensive collection systems to collect leachate for treatment prior to disposal. Groundwater monitoring wells must also be installed at virtually all landfills to monitor groundwater quality and, indirectly, the effectiveness of the leachate collection system operation. The Subtitle D Regulations also require, where threshold test levels are present, that methane gas generated at landfills be controlled in a manner that protects human health and the environment. Each state is required to revise its landfill regulations to meet these requirements or such requirements will be automatically imposed upon it by the EPA. Each state is also required to adopt and implement a permit program or other appropriate system to ensure that landfills within the state comply with Subtitle D Regulation criteria. Most states have adopted extensive landfill regulations that have been updated or replaced with new regulations consistent with, or more stringent than, the Subtitle D Regulations. Failure to comply with these regulations could require the Company to undertake investigatory or remedial activities, to curtail or modify operations, or to close a landfill temporarily or permanently. Future changes in federal or state regulations may require the Company to modify, supplement, or replace equipment or facilities at costs that may be substantial. The failure of regulatory agencies to enforce these regulations vigorously or consistently may give an advantage to competitors of the Company whose facilities do not comply with the Subtitle D Regulations or its state counterparts. The Company's ultimate financial obligations related to any failure to comply with these regulations could have a material adverse effect on the Company's business and results of operations.

  The Company is also regulated under the Federal Water Pollution Control Act of 1972 (the "Clean Water Act"), and the Clean Air Act, as amended in 1990 (the "Clean Air Act"). The Clean Water Act regulates the discharge of pollutants from a variety of sources, including landfills, into streams or other surface waters. If runoff or collected leachate from the Company's landfills or transfer stations is discharged into surface waters, the Clean Water Act would require the Company to apply for and obtain a discharge permit, conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in such discharge. Also, virtually all landfills are required to comply with federal storm water regulations issued in November 1990, which are designed to prevent contaminated landfill storm water runoff from flowing into surface waters. The Clean Air Act, including the 1990 amendments, provides for federal, state, and local regulation of emissions of air pollutants into the atmosphere, including emissions resulting from landfill operations. The EPA recently promulgated new standards regulating air emissions of certain regulated pollutants from municipal solid waste landfills. These standards, combined with the new permitting programs established under the 1990 Clean Air Act amendments, likely will subject many of the Company's landfills to new permitting requirements and may require the installation of gas recovery systems. The EPA has recently promulgated new standards regulating air emissions of certain regulated pollutants (methane and non-methane organic compounds) from municipal solid waste landfills. Landfills located in areas with air pollution problems may be subject to even more extensive air pollution controls and emissions limitations. The EPA and the states in which the Company operated also have adopted regulations under Title V of the Clean Air Act requiring permits for certain disposal facilities. The Company's continued compliance with these existing and future regulations may impose a significant expense upon the Company which could have a material adverse effect on the Company's business and results of operations.

  The Occupational Safety and Health Act of 1970, as amended ("OSHA"), authorizes the Occupational Safety and Health Administration to promulgate occupational safety and health standards. Various of those promulgated standards, including standards for notices of hazards, safety in excavation and the handling of asbestos, may apply to certain of the Company's operations. OSHA regulations set forth requirements for the training of employees handling, or who may be exposed in the work place to, concentrations of asbestos-containing materials that exceed specified action levels. The OSHA regulations also set standards for employee protection, including medical surveillance, the use of respirators, protective clothing and decontamination units, during asbestos demolition, removal, or encapsulation as well as its storage, transportation, and disposal. In addition, OSHA specifies a maximum permissable exposure level for airborne asbestos in the workplace. The Company has no direct involvement is asbestos removal or abatement projects. However, asbestos-containing waste materials are accepted at certain of the Company's landfills that are authorized to accept such materials, and some of the Company's coolection businesses receive asbestos-containing waste materials which have already been packaged and labeled. These packages are loaded onto the Company's vehicles by employees of the asbestos abatement contractors for transportation to and disposal at the Company's authorized landfills. Accordingly, OSHA regulations designed to minimize employees' exposure to airborne asbestos fibers and provide employees with proper training and protection generally apply to the Company's operations in the transportation, handling, and disposal of the asbestos waste.

  In addition, most states and municipalities in which the Company operates or may operate have adopted laws or requirements which limit or ban certain categories of waste or mandate the disposal or recycling of local refuse. These recycling laws and requirements have the effect of reducing landfill disposal tonnage. Additionally, certain permits and approvals, as well as state and local regulations, may seek to limit a landfill to accepting waste that originates from specified geographic areas or seek to restrict the importation of out-of-state waste. Generally, such legislative or regulatory restrictions have not withstood judicial challenges. However, from time to time, federal legislation is proposed which would allow individual states to prohibit the disposal of out-of-state waste or to limit the amount that could be imported for disposal. This legislation would also authorize in certain instances local governmental units to mandate the flow of waste to certain designated facilities or impose other flow control restrictions. Although, to date, no such federal legislation has been enacted, if such federal legislation should be enacted in the future, states in which the Company operates landfills could act to limit or prohibit the importation of out-of-state waste or require the Company's collection operations to utilize certain designated sites. Such federal or state actions could have an adverse effect on the Company's landfills that receive a significant portion of waste originating from other states and on the Company's collection operations. Further, restrictions on out-of-state waste could result in higher disposal costs for the Company's collection operations. If the Company were unable to pass such higher costs through to its customers, the Company's business and results of operations could be adversely affected.

  Each state in which the Company currently operates, or may operate in the future, also has laws and regulations governing the generation, storage, treatment, handling, transportation, and disposal of solid waste, water and air pollution and, in most cases, the siting, design, operation, maintenance, closure and post-closure maintenance of landfills and other solid waste management facilities. Many states also have programs that require investigation and clean up of sites containing hazardous materials in a manner comparable to or more stringent than CERCLA. These statutes impose requirements for investigation and cleanup of contaminated sites and liability for costs and damages associated with such sites. Some of the state laws provide for the imposition of liens on property owned by responsible parties. Many municipalities also have ordinances, local laws, and regulations affecting the Company's operations. These include zoning and health measures that limit solid waste management activities to specified sites or activities.

REGULATION BY NEW YORK CITY TRADE WASTE COMMISSION

  In 1996, the New York City Council enacted Local Law 42 ("Local Law 42") in order to control the corrupting influence of organized crime on the waste hauling industry. Local Law 42 created the Trade Waste Commission (the "TWC") and established rules for licensing and regulating the operations of the commercial and industrial waste industry in New York City. The law prohibits the collection, disposal, or transfer of commercial and industrial waste without a license issued by the TWC and requires TWC approval of all acquisitions or other business combinations proposed by all licensees. Each acquisition, sale, or merger transaction generally must be submitted for review by the TWC 30 days before the transaction takes effect, although the amount of time required for review depends on the complexity of the transaction and the need to investigate the background of the principals involved. One of the Company's subsidiaries has received a license from the TWC which enables it to conduct New York City collections operations. The license, as all TWC licenses, has a term of two years. The TWC also sets maximum rates for the industry and establishes operational requirements. In May 1997, the TWC lowered the maximum collection rates that may be charged by licensed companies. The Company's New York City collection operations are subject to Local Law 42, which could preclude or materially impact the Company's operations in this region, the time and cost of completing future acquisitions in this region, and the rates which may be charged for collection services.

PUBLIC UTILITY REGULATION

  The rates that the Company may charge at its West Virginia landfill for the disposal of municipal solid waste are regulated by the West Virginia Public Service Commisssion ("PSC"). Effective June 30, 1994, the Company received authorization from the PSC based on a revised tariff to increase its municipal waste disposal rate from $22.50 per tom to $28.25 per ton (net of taxes) upon receipt of waste on its composite lined disposal area. Pursuant to this same tariff, the rate for municipal solid waste disposal may be increased to $38.93 per ton. The adoption of rate regulation in other states in which the Company owns landfills could have an adverse effect on the Company's business and results of operations.

POSSIBLE SOUTH CAROLINA REGULATION

  In 1996, the South Carolina Department of Health and Environmental Control proposed new regulations governing industrial waste landfills. If passed in proposed form, these regulations would impose additional operating, reporting, record-keeping requirements and new closure, post-closure and design requirements on the Company's South Carolina landfill. To operate after the effective date of the proposed regulations, the Company may need to upgrade the landfill's design. The type of upgrades required would depend on the types of industrial waste the Company would choose to accept for disposal. If the Company would continue to accept the limited classes of waste it currently accepts at its South Carolina landfill (referred to in the proposed regulations as "Class 1" wastes), the Company would only need to design and install a ground water monitoring system. If the Company were to accept a broader class of industrial wastes (referred to as "Class 2" or "Class 3" wastes), it would need to install a clay liner ("Class 2"), or a clay and synthetic liner ("Class 3") including a leachate collection system. If the regulations are finalized in substantially the form proposed, the Company will determine the projected costs and benefit of being able to accept Class 1, Class 2, or Class 3 wastes, and choose the appropriate design for the facility, which may include separate disposal areas for separate classes of wastes. These regulations are only in draft form, and final regulations expected to become effective in 1997 may have additional or substantially different requirements that could have a material adverse effect on the Company's business and results of operations.

POSSIBLE LEGAL ACTION

  Companies in the solid waste management business, including the Company, are frequently subject in the normal course of business to judicial and administrative proceedings involving federal, state, or local agencies or citizen groups. These governmental agencies may seek to impose fines or penalties on the Company or to revoke or deny renewal of the Company's operating permits or licenses for violations or alleged violations of environmental laws or regulations or require that the Company make expenditures to remediate potential environmental problems relating to waste disposed of or stored by the Company or its predecessors, or resulting from its or its predecessors' transportation and collection operations. Any adverse outcome in these proceedings could have an adverse effect on the Company's business and results of operations and may subject the Company to adverse publicity. The Company may also be subject to actions brought by local governments, individuals, or community groups in connection with the permitting or licensing of its operations, any alleged violation of such permits or licenses, or other matters.

POTENTIAL ENVIRONMENTAL LIABILITY

  GENERAL. The Company is subject to liability for any environmental damage that its solid waste facilities may cause to neighboring landowners, particularly as a result of the contamination of drinking water sources or soil, including damage resulting from the conditions existing prior to the acquisition of such facilities by the Company. The Company also may be subject to liability from any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment, or disposal was arranged by the Company or its predecessors. Any substantial liability for environmental damage incurred by the Company could have a material adverse effect on the Company's business and results of operations.

  CERCLA imposes strict, joint, and several liability on the present owners and operators of facilities from which a release of hazardous substances into the environment has occurred, as well as any party that owned or operated the facility at the time of disposal of the hazardous substances regardless of when the hazardous substance was first detected. Similar liability is imposed upon the generators of waste that contains hazardous substances and hazardous substance transporters that select the treatment, storage, or disposal site. All such persons, who are referred to as potentially responsible parties ("PRPs"), generally are jointly and severally liable for the expense of investigation, cleanup, and natural resource damages relating to environmental contamination, regardless of whether they exercised due care and complied with all relevant laws and regulations. These costs can be substantial. Liability can be based upon the existence of even very small amounts of the more than 700 "hazardous substances" listed by the EPA and is not limited to the disposal of "hazardous wastes," as statutorily defined. It is likely that hazardous substances have in the past come to be located in landfills which the Company has been associated as an owner or operator or as a result of its solid waste collection operations. Moreover, the Company's solid waste collection operations may have transported hazardous substances in the past and may do so on occasion in the future.

  The National Emission Standards for Hazardous Air Pollutants ("NESHAPs") regulate the collection, packaging, transportation, and disposal of asbestos-containing material. NESHAPs regulate visible emissions of asbestos fibers to outside air and require emissions controls and appropriate work practices. Asbestos is listed as a hazardous substance under CERCLA. A few states have classified asbestos as hazardous waste and require appropriate handling and disposal practices. The Company transports and disposes of asbestos-containing materials. There can be no assurance that the Company will not face claims resulting from environmental liabilities relating to these and other materials in its solid waste management operations.

  PENNSYLVANIA LANDFILL. Prior to 1990, the Company's Pennsylvania landfill disposed of municipal solid waste in an unlined disposal area. This unlined area was operated by the former owner and has caused localized groundwater contamination. As a condition to a recent permit modification, the Company has agreed to remove all waste from unlined areas to remove the source of contamination and relocate the waste to a Subtitle D approved disposal area at the landfill. For the period of trash relocation, the Company will operate a groundwater removal and treatment system which has received a permit for the associated surface water discharge. Relocation of trash began in April 1997, is coordinated with new pad construction, and is scheduled to be completed in fiscal year 2008. At June 30, 1997, the Company had accrued approximately $4.0 million for such relocation and removal costs. An additional condition of the permit modification requires groundwater monitoring of five private water supply wells off-site. Low levels of volatile organic compounds have been detected in two of these private water supply wells. The Company has not established a specific financial reserve for potential costs relating to this remediation or any additional potential liabilities associated with this contamination. The Company currently believes that ultimate resolution of these matters should not have a material adverse effect on the Company's business or results of operations. However, there can be no assurance that the Company's ultimate financial obligations related to these matters will not have a material adverse effect on the Company's business and results of operations.

  KENTUCKY LANDFILL.   The permit issued for the Company's Kentucky landfill
approved corrective action measures to abate a ground water discharge containing vinyl chloride at an off-site spring. The corrective action requires the installation of three vertical gas wells. This corrective action has been completed by the Company and the Company is monitoring the spring on a quarterly basis. The planned development of the expansion area is currently expected to begin in the spring of 1998. The initial capital costs required to meet the new state requirements are anticipated to be approximately $3.3 million. On December 30, 1994, the Company received a notice of intent to sue from a neighbor of the Kentucky landfill for an alleged unauthorized discharge of hazardous substances resulting in damage to the neighboring property. No lawsuit has been initiated. The Company believes any lawsuit by this neighboring landowner would lack merit and vigorously would defend such a lawsuit. The Company currently believes that ultimate resolution of these matters should not have a material adverse effect on the Company's business or results of operations. However, there can be no assurance that the Company's ultimate financial obligations related to these matters will not have a material adverse effect on the Company's business and results of operations.

  ILLINOIS LANDFILL. The Company has received all required permits to construct the new Illinois landfill, but delayed such construction until a closure permit for an adjacent unlined landfill was issued, which occurred on July 17, 1997. The Company currently anticipates commencement of construction of the new landfill in the fall of 1997 and commencement of operations in the spring of 1998 upon issuance of an operating permit. The Company estimates that the cost of construction of the initial landfill area will be $1.7 million.

  Although the Company is not the owner or operator of the adjacent unlined landfill and therefore disclaims financial responsibility for its closure and any other potential liability associated therewith, the Company has contracted with the owner to facilitate and partially fund closure. As part of the Company's Landfill Management Agreement to operate the Illinois landfill, the Company agreed to contribute up to a maximum of $365,000 towards closure of the adjacent unlined landfill. In addition, the Company has entered into an agreement with a surety providing financial assurance for the closure and post-closure care requirements for the adjacent unlined landfill pursuant to which the Company agreed to indemnify the surety in the amount of $646,000 in the event the owner of the adjacent landfill defaults on its closure and/or post-closure care obligations. The Company believes that the ultimate resolution of this matter should not have a material adverse effect on its business and results of operations. However, there can be no assurance that the Company's ultimate financial obligations related to these matters, including a significant delay in commencement of operations of the new landfill area, will not have a material adverse effect on the Company's business and results of operations.

  WEST VIRGINIA LANDFILL.   The Company has been advised by the State regulatory
agency that the Company's West Virginia landfill is in violation of regulatory requirements and its permit relating to stabilization of a slope area and closure of a portion of the landfill. The State regulatory agency has not issued a formal notice of violation. The Company submitted a schedule on July 1, 1997 for a phased closure which the Company believes is in compliance with and will submit a slope stabilization plan by October 1, 1997. Although the State could assess penalties and/or cause a forfeiture of the Company's closure bond, the Company believes that such activities are unlikely. While no assurance can be given, the Company believes that the ultimate resolution of this matter will not have a material adverse effect on the Company's business or results of operations.

  MARYLAND LANDFILL.    Lead has been detected in a few of the site groundwater
monitoring wells of the Maryland landfill. The Company and the State regulatory agency have agreed on an action plan to identify potential sources of lead detected above action levels in a few of the sites' groundwater monitoring wells at the Maryland rubble landfill which involves continued well monitoring. The Company has agreed to prepare a contingency plan to identify what actions need to be taken, if after four quarters of monitoring, the regulatory authority determines that the landfill is contaminating the groundwater with lead. The Company believes that the ultimate resolution of this matter will not have a material adverse effect on the Company's business or results of operations. However, there can be no assurance that the Company's ultimate financial obligations related to this matter will not have a material adverse effect on the Company's business and results of operations.

  SUPERFUND LIABILITY.   One of the Company's solid waste collection
subsidiaries, is a defendant, along with approximately 350 other defendants, in a private cost recovery action under various state statutory and common law theories for allegedly sending waste to a landfill now undergoing a remedial clean-up. The suit seeks reimbursement of an unspecified amount for soil and groundwater remediation. The case is in the early stages of discovery and neither the total potential remediation costs nor the Company's allocable share of liability has been quantified. Based on information available to the Company, the subsidiary did not contribute a significant proportion of the waste to the site and any waste that was transported by the subsidiary to the site appears to have been construction and demolition waste and municipal solid waste. To date, one of the Company's insurance carriers has agreed to provide defense up to the policy limits of $70,000, which the Company expects will be sufficient to cover its liability, and four other carriers are expected to be placed on notice. Given the limited quantities of waste potentially transported to the landfill, the nature of the waste sent to the site, the availability of insurance coverage, and other potential defenses, the resolution of the action should not have a material adverse effect on the Company's business and results of operations. No assurance can be given, however, that the Company's ultimate financial obligations related to this matter will not have a material adverse effect on the Company's business and results of operations.

  The same subsidiary is also a party to a Superfund litigation, which has been settled by substantially all of the defendants. The Company is being defended in this action by one of its insurance carriers, which did not accept a $13,000 settlement offer. Because the settlement offer was not accepted, the Company could be subject to claims for any deficiency between the amount contributed by all settling parties and the actual costs of remediating the site. While the Company has no reason to believe that any such claims will be asserted and no meaningful basis to estimate the amount of such claims, no assurances can be given that they would not be brought or that the amount claimed would not be substantial. Were any such claim to be asserted, the Company would expect to vigorously assert all available defenses and believes that its liability, if any, would either be covered by insurance or, under applicable law, the responsibility of the carrier because of its failure to accept settlement. However, no assurances can be given that insurance proceeds would cover the entire amount of the claim or that the Company would prevail in any action against the carrier. Accordingly, there can be no assurance that the Company's ultimate financial obligations related to this matter will not have a material adverse effect on the Company's business and results of operations.

POTENTIAL INADEQUACY OF ACCRUALS FOR CLOSURE AND POST-CLOSURE COSTS

  The Company has material financial obligations relating to closure and post-closure costs of the landfills it operates. While the precise amounts of these future obligations cannot be determined, at June 30, 1997 the Company estimated the total costs (on a current dollar as opposed to a discounted present value basis) to be approximately $13.6 million for final closure of its landfills, of which $3.2 million has been accrued as of June 30, 1997. The Company makes an accrual for these costs based on consumed airspace in relation to Management's estimate of total available airspace of the landfills. Post-closure monitoring costs pursuant to applicable regulations (generally for a term of 30 to 40 years after final closure) are estimated at $7.5 million. At June 30, 1997, the Company had accrued $1.5 million for such projected post-closure costs. The Company will provide additional accruals based on engineering estimates of consumption of permitted landfill airspace over the useful lives of its landfills. There can be no assurance that the Company's ultimate financial obligations for actual closing or post-closing costs will not exceed the amount then accrued and reserved or amounts otherwise receivable pursuant to insurance policies or trust funds. Such a circumstance could have a material adverse effect on the Company's business and results of operations.

ABILITY TO MEET BONDING REQUIREMENTS

  The Company is required to post a form of financial assurance at its landfills to ensure proper closure and post-closure monitoring and maintenance. Additionally, some of the Company's collection and transportation contracts require performance and payment bonds to guarantee project completion and certain states may require collateral bonds to secure compliance with hazardous waste transportation requirements. The Company's ability to meet these bonding requirements is contingent upon the Company's performance record and creditworthiness. Any inability by the Company to maintain bonding capacity or a sizable increase in payment could have a material adverse impact on the Company's business and results of operations.

LIMITS ON INSURANCE COVERAGE

  The Company carries insurance covering its assets and operations, including pollution liability coverage. Specifically, each of the Company's landfills has pollution liability coverage of $5.0 million per occurrence or $5.0 million in the aggregate subject to a $500,000 deductible per occurrence. Nevertheless, there can be no assurance that the Company's insurance will provide sufficient coverage in the event an environmental claim is made against the Company or that the Company will be able to maintain in place such insurance at reasonable costs. An uninsured or underinsured claim against the Company of sufficient magnitude could have a material adverse effect on the Company's business and results of operations. The Company also is subject to the risk of claims by employees and others made after the expiration of the policy coverage period, including asbestos-related illnesses (such as asbestosis, lung cancer, mesothelioma, and other cancers), which may not become apparent until many years after exposure. From May 15, 1985 through April 28, 1988, the Company carried claims-made general liability coverage. Any claims presented on the basis of exposure during that period may not be covered by insurance and any liability resulting therefrom could, consequently, have an adverse effect on the Company's business and results of operations.

WASTE REDUCTION PROGRAMS

  Alternatives to landfill disposal, such as recycling, incineration, and composting, are increasingly being used. There also has been an increasing trend at the state and local levels to mandate recycling and waste reduction at the source and to prohibit the disposal of certain types of wastes at landfills. Many states (including states in which the Company operates) have enacted laws that require counties to adopt comprehensive plans to reduce the volume of solid waste deposited in landfills through waste planning, composting, recycling, or other programs. Some states (including Florida, Illinois, Kentucky, Maryland, Pennsylvania, South Carolina, and West Virginia) have adopted legislation that prohibits the disposal of yard waste, tires, and other items in landfills. These developments could result in a reduction in the volume of waste destined for landfills in certain areas, which may affect the Company's ability to operate its landfills at their full capacity and/or affect the prices that can be charged for landfill disposal services. Such effects could have a material adverse effect on the Company's business and results of operations.

COMPETITION

  The solid waste management industry is highly competitive and the Company believes that industry consolidation will increase competitive pressures. The Company competes with several large national waste management companies, including Waste Management, Inc. (formerly WMX Technologies, Inc.), Browning-Ferris Industries, Inc., U.S.A. Waste Services, Inc., and Allied Waste Industries, Inc. A number of these competitors have significantly greater financial, technical, marketing, and other resources than the Company. The Company also competes with numerous well-established smaller, local, or regional firms, some of which have accumulated substantial goodwill. In addition, municipalities that operate their own waste collection and disposal facilities often enjoy the benefits of tax-exempt financing and may control the disposal of waste collected within their jurisdictions. Increased competition from these companies or municipalities could have a material adverse effect on the Company's business and results of operations.

  The Company provides residential collection services under municipal contracts with terms ranging between one to five years. As is customary in the waste management industry, such contracts come up for competitive bidding periodically and there is no assurance that the Company will be the successful bidder and will be able to retain such contracts. If the Company is unable to replace any contract lost through the competitive bidding process with a comparable contract within a reasonable time period or to use any surplus equipment in other service areas, the Company's business and results of operations could be adversely affected.

SEASONALITY; ECONOMIC CONDITIONS

  The Company's revenues tend to be somewhat lower in the winter months. This is primarily attributable to the fact that (i) the volume of waste relating to construction and demolition activities tends to increase in the spring and summer months and (ii) the volume of industrial and residential waste in the regions in which the Company operates tends to decrease during the winter months. In addition, particularly harsh weather conditions may affect the Company's operations by interfering with collection, transportation, and disposal operations, delaying the development of landfill capacity, and/or reducing the volume of waste generated by the Company's customers which could have a material adverse effect on the Company's business and results of operations.

  The Company's business is affected by general economic conditions, both nationally and in the geographic regions in which the Company's operations are currently located. There can be no assurance that a national or local economic downturn will not result in a reduction in the volume of waste being collected, transported, and disposed of by the Company and/or the prices that the Company can charge for its services.

ANTI-TAKEOVER PROVISIONS; SEVERANCE AGREEMENTS

  The Company is considering adopting a charter amendment to provide for an undesignated class of preferred stock. It is not possible to state the precise effect of preferred stock upon the rights of the holders of the Company's Common Stock until the Board of Directors determines the respective preferences, limitations and relative rights of the holders of one or more series or classes of the Preferred Stock. However, such effect might include: (a) reduction of the amount otherwise available for payment payment of dividends on Common Stock, to the extent dividends are payable on any issued shares of preferred stock, and restrictions on dividends on Common Stock if dividends on the preferred stock are in arrears; (b) dilution of the voting power of the Common Stock to the extent that the preferred stock had voting rights; and (c) the holders of Common Stock not being entitled to share in the Company's assets upon liquidation until satisfaction of any liquidation preference granted to the preferred stock.

  The creation of preferred stock may be viewed as having the effect of discouraging an unsolicited attempt by another person or entity to acquire control of the Company and may therefore have an anti-takeover effect. Issuances of authorized preferred shares can be implemented, and have been implemented by some companies in recent years, with voting or conversion privileges intended to make acquisition of the Company more difficult or costly. Such an issuance could discourage or limit the stockholders' participation in certain types of transactions that might be proposed (such as a tender offer), whether or not such transactions were favored by the majority of the stockholders, and could enhance the ability of officers and directors to retain their positions.

  In addition, certain of the Company's executive officers that have entered into employment agreements with the Company will be entitled to receive certain bonuses in cash or Common Stock upon a change in control of the Company in such amounts that, in the aggregate, could have an adverse effect on the Company's liquidity and capital resources. Accordingly, such provisions could discourage or prevent bids to takeover the Company and decrease values that would otherwise be obtained by stockholders for their Common Stock.

  The Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change in control of the Company without further action by the stockholders.

CONTROL BY MANAGEMENT

  Executive officers and directors of the Company as a group beneficially own a significant amount of the outstanding Common Stock. As a result, these existing stockholders, if acting together, will be able to influence significantly the election of individuals to the Board of Directors and the outcome of other matters submitted for stockholder consideration.

VOLATILITY OF STOCK PRICE

  The market price of the Common Stock has been and is likely to continue to be highly volatile. Factors such as fluctuations in the Company's quarterly revenues and operating results, the Company's on-going acquisition program, governmental regulations, market conditions for waste management stocks in general, and economic conditions generally may have a significant impact on the market price of the Common Stock. In addition, as the Company pursues its acquisition program, it may agree to issue shares of Common Stock that will generally become available for resale which may have an impact on the market price of the Common Stock.

ADDITIONAL RISKS

  In addition to the Risk Factors set forth above, prospective investors in the Common Stock should review the Company's Incorporated Documents, which may contain, in certain instances and from time to time, additional and supplemental information relating to the risks set forth above and/or additional risks to be considered by investors in the Common Stock, including, without limitation, information relating to losses experienced by the Company in particular historical periods, working capital deficits of the Company at particular dates, information relating to pending and recently completed acquisitions, descriptions of new or changed federal or state regulations applicable to the Company, data relating to remediation and other actions taken by the Company, and estimates at various times of the Company's potential liabilities for compliance with environmental laws or in connection with pending litigation, including estimates of closure and post-closure costs.

LACK OF CASH DIVIDENDS ON COMMON STOCK

   The Company does not expect to pay any cash dividends on the Common Stock in the foreseeable future. Any cash otherwise available for such dividends will be reinvested in the Company's business. In addition, the Company's current credit facility agreement prohibits the payment of cash dividends without prior bank approval.

                               USE OF PROCEEDS

     All of the shares offered hereby are being offered for the account of the Selling Stockholders. The Company will not receive any of the proceeds of this Offering.

                                  THE COMPANY

     Eastern Environmental Services, Inc. is a non-hazardous solid waste management company specializing in the collection, transportation, and disposal of residential, industrial, commercial, and special waste, principally in the eastern United States. In June 1996, control of the Company was acquired by a group of investors who repositioned the Company for the purpose of implementing an aggressive acquisition program in the solid waste industry.

     The Company believes that significant opportunities exist to acquire solid waste collection, transportation, and disposal businesses in the eastern United States and to develop within its existing markets. As part of its acquisition program, the Company reviews acquisition opportunities on an ongoing basis and is currently in various stages of negotiating the acquisition of additional solid waste management businesses. There can be no assurance that any of such acquisition negotiations will result in the actual acquisition of additional solid waste management businesses.

     The Company's principal executive offices are located at 1000 Crawford Place, Suite 101, Mt. Laurel, New Jersey 08054, and its telephone number is
(609) 235-6009.

                              SELLING STOCKHOLDERS

       Approximately 5,709,827 of the 6,104,394 Shares included in this Prospectus were issued by the Company in connection with acquisitions of solid waste and other businesses since June, 1996, and are included in this Prospectus pursuant to the exercise of registration rights granted the holders thereof in connection with such acquisitions. Of the 6,104,394 Shares included in this Prospectus, approximately 4,767,809 are subject to lock-up agreements expiring on October 29, 1997 and 528,924 are subject to lock-up agreements expiring on November 28, 1997. These lock-up agreements were entered into in connection with the Company's public offering of 5,175,000 shares of Common Stock in August, 1997 and prohibit the sale of the Shares covered thereby prior to the expiration dates of the agreements without the consent of Smith Barney., the representative of the several underwriters in the public offering.

     The following table lists the names of the persons whose Shares are covered by this Prospectus (the "Selling Stockholders"), and for each, the number of Shares beneficially owned at the commencement of the Offering, the number of Shares being offered for sale and the number of Shares and percentage interest of the Company to be beneficially owned after the Offering.


                                  NUMBER OF SHARES              NUMBER OF        NUMBER OF             SHARES OWNED
                                 BENEFICIALLY OWNED            OUTSTANDING     WARRANT SHARES         AFTER OFFERING
                                   AT COMMENCEMENT            SHARES BEING         BEING             ----------------
SELLING STOCKHOLDERS                 OF OFFERING                OFFERED           OFFERED            NUMBER   PERCENT
--------------------             ------------------         ---------------    --------------        ------   -------

George Agramonte                        2,000                  2,000/(4)/              --                   0      *

Ameri Carting, Inc.                   430,817/(3)/           165,102/(1)(2)/           --             265,715    1.2%

M. Beckman                             20,000                 20,000/(4)/              --                   0      *

Alice Field Bender                     23,124/(5)/            15,744/(1)/          7,380/(1)/               0      *

Douglas R. Bender                       8,397/(6)/             5,717/(1)/          2,680/(1)/               0      *

Jeffrey L. Bender                      20,758/(7)/            14,133/(1)/          6,625/(1)/               0      *

Karen L. Bender                        28,107/(8)/            19,137/(1)/          8,970/(1)/               0      *

Richard G. Bender, Jr.                 20,868/(9)/            14,208/(1)/          6,660/(1)/               0      *

Richard G. Bender, Sr.                 12,236/(10)/            8,331/(1)/          3,905/(1)/               0      *

Stephen R. Bender                      20,758/(11)/           14,133/(1)/          6,625/(1)/               0      *

C&R Waste Removal, Inc.                29,347                 10,397/(1)(2)/           --              18,950      *

Albert Casagrande                      14,096                 14,096/(4)/              --                   0      *

Carl M. Casagrande, Jr.                12,000                  8,000/(4)/              --               4,000      *

Daniel Albert Casagrande                9,595                  8,000/(4)/              --               1,595      *

Jack Casagrande                         1,000                  1,000/(4)/              --                   0      *

Nicholas Robert Casagrande             10,500                  8,000/(4)/              --               2,500      *

John Cinelli                            8,000                  8,000/(4)/              --                   0      *

Victor Cinelli                          8,000                  8,000/(4)/              --                   0      *

Scott Cook                             67,167                 17,167/(4)/              --              50,000      *

Curbside Leasing, Inc.                102,061                 23,732/(1)(2)/           --              78,329      *

Robert Donno                          379,317                379,317/(1)(2)/           --                   0      *



                                  NUMBER OF SHARES              NUMBER OF        NUMBER OF             SHARES OWNED
                                 BENEFICIALLY OWNED            OUTSTANDING     WARRANT SHARES         AFTER OFFERING
                                   AT COMMENCEMENT            SHARES BEING         BEING             ----------------
SELLING STOCKHOLDERS                 OF OFFERING                OFFERED           OFFERED            NUMBER   PERCENT
--------------------             ------------------         ---------------    --------------        ------   -------
Environmental
 Opportunities
 Fund, L.P.                            889,699/(12)/             61,750              --            827,949      3.8%

Environmental
 Opportunities
 Fund (Cayman),
 L.P.                                  110,303/(12)/              7,750              --            102,553        *

Founders Equity Group, Inc.             35,167/(13)/              1,167           25,000/(2)/        9,000        *

Dennis M. Grimm                        278,924/(14)/            278,924/(1)/         --                  0        *

William and Barbara
  Henderson                             36,004                   36,004/(1)/         --                  0        *

William H. Holbrook                    172,039/(15)/            119,539/(1)/         --             52,500/(15)/  *

K.C. Waste Services, Inc.                2,307                      536/(1)(2)/      --              1,771        *

Thomas J. King                         379,317                  379,317/(1)(2)/      --                  0        *

Robert A. Kinsley                      199,232                  199,232/(1)/         --                  0        *

LH Properties, Inc.                     25,000/(16)/                 --           25,000/(2)/            0        *

L.I. Waste Services, Inc.              221,150                   51,423/(1)(2)/      --            169,727        *

Glen Miller                          1,311,302/(17)/          1,028,395/(2)/     281,907/(2)/        1,000        *

Teresa Bender Miller                     8,397/(18)/              5,717/(1)/       2,680/(1)/            0        *

W&G Miller Family
  Limited Partnership                  301,322/(19)/             19,415/(2)(4)/  281,907/(2)(4)/         0        *

Willard Miller                       1,264,366/(20)/          1,260,366/(2)/          --             4,000        *

George O.
 Moorehead                             428,131/(21)/             62,500               --           365,631      1.7%

Lynette Bender Mowery                   14,022/(22)/              9,547/(1)/       4,475/(1)/            0        *

N.Y. Waste Services, Inc.              576,385                  179,281/(1)(2)/       --           397,104      1.8%

Joseph M. Paolino III                   60,833/(23)/             25,000               --            35,833        *

Louis D. Paolino, Jr.                1,186,407/(24)/            118,000               --         1,068,407      4.9%

Louis D. Paolino, Sr.                   48,000                   25,000               --            23,000        *



                                  NUMBER OF SHARES              NUMBER OF        NUMBER OF             SHARES OWNED
                                 BENEFICIALLY OWNED            OUTSTANDING     WARRANT SHARES         AFTER OFFERING
                                   AT COMMENCEMENT            SHARES BEING         BEING             -----------------
SELLING STOCKHOLDERS                 OF OFFERING                OFFERED           OFFERED            NUMBER    PERCENT
--------------------             ------------------         ---------------    --------------        ------    -------

Matthew J. Paolino                   139,333/(2)(25)/          25,000                     --         114,333         *

Frances Pasquale                      13,973                   13,973/(1)(2)/             --               0         *

Carlo J. Piccinonna                    8,163                    8,163/(1)(2)/             --               0         *

Anna Russo                             5,000                    5,000/(4)/                --               0         *

Daniel Sementilli                      9,000                    9,000/(4)/                --               0         *

Stephen C. Stamos                      6,600/(26)/                --                   6,600               0         *

Timothy W. Sweeney                    11,800/(27)/                --                  11,800               0         *

Norman Taylor                        379,317                  379,317/(1)(2)/            --                0         *

Beatrice Tolin                        24,490                   24,490/(1)/               --                0         *

Pietro Tomassi                         9,000                    9,000/(4)/               --                0         *

Scott R. Wagner                      199,232                  199,232/(1)/               --                0         *

Waste Services, Inc.                 258,079                   60,010/(1)(2)/            --          198,069         *

Matthew Wittkin                       22,000                    1,600/(4)(28)/           --           20,400         *

Terry Wittkin &
 Chester Wittkin Jt Ten              114,768                   54,318/(4)(28)/           --           60,450         *

_______________________________
*  Less than 1%

(1) The shares were acquired by the Selling Stockholder in connection with an acquisition by the Company.

(2) The shares are subject to a lock-up agreement that expires on October 29, 1997.

(3) Includes 20,000 shares of Common Stock issuable upon exercise of warrants, all of which have vested.

(4) The shares were originally acquired in connection with an acquisition by the Company and were subsequently transferred to the Selling Stockholder.

(5) Includes 7,380 shares of Common Stock issuable upon exercise of warrants, all of which have vested.

(6) Includes 2,680 shares of Common Stock issuable upon exercise of warrants, all of which have vested.

(7) Includes 6,625 shares of Common Stock issuable upon exercise of warrants, all of which have vested.

(8) Includes 8,970 shares of Common Stock issuable upon exercise of warrants, all of which have vested. Ms. Bender is the Vice President and General Manager of R. &
                       A. Bender, Inc., a subsidiary of the Company.

(9) Includes 6,660 shares of Common Stock issuable upon exercise of warrants, all of which have vested.

(10) Includes 3,905 shares of Common Stock issuable upon exercise of warrants, all of which have vested.

(11) Includes 6,625 shares of Common Stock issuable upon exercise of warrants, all of which have vested.

(12) Kenneth Chuan-kai Leung, a director of the Company, serves as Chief Investment Officer for the fund. All of such shares are subject to a lock-up agreement that expires on November 28, 1997.

(13) Includes 25,000 shares of Common Stock issuable upon the exercise of warrants, all of which have vested and which are subject to a lock-up agreement that expires on October 29, 1997.

(14) All of such shares are subject to a lock-up agreement that expires on November 28, 1997. Mr. Grimm is currently Vice President of Operations of the Company.

(15) Includes 52,500 shares of Common Stock issuable upon exercise of warrants. Mr. Holbrook is a consultant to the Company.

(16) Represents 25,000 shares of Common Stock issuable upon exercise of warrants, all of which have vested.

(17) Includes 131,907 shares of Common Stock issuable upon the exercise of warrants held by Mr. Miller, all of which are currently vested. Also includes an additional 150,000 shares of Common Stock issuable upon exercise of warrants that are not presently exercisable. Mr. Miller is the Executive Vice President of the Company. He acquired all but 1,000 of the shares beneficially owned by him in connection with an acquisition by the Company.

(18) Includes 2,680 shares of Common Stock issuable upon exercise of warrants held by Ms. Miller, all of which have vested.

(19) Includes 131,907 shares of Common Stock issuable upon the exercise of warrants held by the W&G Miller Family Partnership, all of which are currently vested. Includes an additional 150,000 shares of Common Stock issuable upon exercise of warrants that are not presently exercisable.

(20) Does not include 19,415 shares of Common Stock held of record by W&G Miller Family Limited Partnership, of which Mr. Miller serves as a general partner, or 131,907 shares of Common Stock purchasable under currently exercisable warrants held by such partnership. Mr. Miller is Executive Vice President of the Company. He acquired all but 4,000 of the shares beneficially owned by him in connection with an acquisition by the Company.

(21) Mr. Moorehead is a director of the Company. The number of shares held includes 70,834 shares purchasable under currently exercisable stock options. All of such shares are subject to a lock-up agreement that expires on November 28, 1997.

(22) Includes 4,475 shares of Common Stock issuable upon the exercise of warrants, all of which have vested.

(23) Joseph M. Paolino III is the manager of a subsidiary of the Company.

(24) Louis D. Paolino, Jr. is the Chairman of the Board and Chief Executive Officer of the Company. Such shares include 35,000 shares held of record by entities controlled by Mr. Paolino, 171,166 shares held by family members and 122,500 shares purchasable under currently exercisable stock options. All of such shares are subject to a lock-up agreement that expires on November 28, 1997.

(25)                   Matthew J. Paolino is a Vice President of the Company.
                       Such shares include 75,000 shares purchasable under stock options, 25% of which are currently exercisable.

(26) Represents 6,600 shares of Common Stock issuable upon exercise of warrants, all of which have vested. Mr. Stamos is a former director of the Company.

(27) Represents 11,800 shares of Common Stock issuable upon exercise of warrants, all of which have vested. Mr. Sweeney is a former member of the Board of Directors.

(28) The Company anticipates that these shares will be subject to a lock-up agreement that will expire on October 29, 1997.

                              PLAN OF DISTRIBUTION

     The Shares may be sold from time to time to purchasers directly by any of the Selling Stockholders, or, alternatively, any of the Selling Stockholders may from time to time offer the Shares through dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from a Selling Stockholder and/or the purchasers of the Shares for whom they may act as agent. Any discounts, commissions or concessions received by any such dealers or agents and any profits on the sale of Shares by them may be deemed to be underwriting discounts and commissions under the Securities Act.

     The Shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, at varying prices determined at the time of sale, or at negotiated prices. Such prices will be determined by a Selling Stockholder or by agreement between a Selling Stockholder and/or dealers. The Shares are listed on the Nasdaq National Market and may be sold in transactions on the Nasdaq National Market. In addition, the Shares may be sold, to the extent permitted, from time to time in transactions effected in accordance with the provisions of Rule 144 under the Securities Act.

     Pursuant to lock-up agreements, approximately 4,767,809 shares of Common Stock covered by this Prospectus are subject to lock-ups that expire on October 29, 1997. In addition, approximately 528,924 shares of Common Stock covered by this Prospectus are subject to lock-ups that expire on November 28, 1997.

     In connection with the offer and sale of the Shares, various state securities laws and regulations require that any such offer and sale should be made only through the use of a broker-dealer registered as such in any state where a Selling Stockholder engages such broker-dealer and in any state where such broker-dealer intends to offer and sell the Shares.

     Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Shares may not bid for or purchase the Shares until after such person has completed his or her participation in such distribution, including the period of five business days prior to the commencement of such distribution. In addition to and without limiting the foregoing, the Selling Stockholders and any other person participating in such distribution will be subject to other applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M, which provisions may affect the timing of purchases and sales of any of the Shares by the Selling Stockholders and any such other person. All of the foregoing may affect the marketability of the Shares and the ability of any person or entity to engage in market making activities with respect to the Shares.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by Drinker Biddle & Reath LLP, Philadelphia, Pennsylvania, counsel for the Company.


                                    EXPERTS

     The consolidated financial statements of the Company as of June 30, 1997 and 1996 and for each of the three years in the period ended June 30, 1997 appearing in the Company's Annual Report on Form 10-K for the year ended June 30, 1997, which are incorporated by reference herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference herein which, as to each of the two years in the period ended June 30, 1996, is based in part on the reports of Bardall, Weintraub P.C. and Paternostro, Callahan & DeFreitas, LLP, independent auditors. Such financial statements are incorporated by reference herein in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     The combined financial statements of Allied Environmental Services, Inc. and affiliates as of and for the period ended June 30, 1996 and 1995 and at and for the years then ended appearing in the Company's Current Report on Form 8-K dated July 2, 1996, as amended by its Form 8-K/A dated July 10, 1997, which are incorporated by reference herein, have been audited by BDO Seidman LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The combined financial statements of Allied Environmental Services, Inc., Allied Environmental Services, West, Inc., Allied Mid-Atlantic, Inc., and Allied Waste Management, Inc. as of and for the period ended June 30, 1994 and at and for the year then ended appearing in the Company's Current Report on Form 8-K dated July 2, 1996, as amended by its Form 8-K/A dated July 10, 1997, which are incorporated by reference herein, have been audited by B.J. Klinger & Co., P.C., independent auditors, as set forth in their report thereon included therein and incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The combined financial statements of Super Kwik, Inc. and Waste Maintenance Services, Inc. appearing in the Company's Current Report on Form 8-K dated September 27, 1996, as amended by its Form 8-K/A dated July 10, 1997, which are incorporated by reference herein, have been audited by Bardall, Weintraub P.C., independent auditors, as set forth in their report thereon included therein and incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of R&A Bender, Inc. and R&A Property, Ltd. appearing in the Company's Current Report on Form 8-K dated December 10, 1996, as amended by its Form 8-K/A dated July 10, 1997, which are incorporated by reference herein, have been audited by Boyer & Ritter, CPAs, independent auditors, as set forth in their reports thereon included therein and incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     The combined financial statements of Donno Company, Inc. and affiliates appearing in the Company's Current Report on Form 8-K dated January 31, 1997, as amended by its Form 8-K/A dated July 10, 1997, which are incorporated by reference herein, have been audited by Paternostro, Callahan & DeFreitas, LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Apex Waste Services, Inc. appearing in the Company's Current Report on Form 8-K dated March 31, 1997, as amended by its Form 8-K/A dated July 10, 1997, which are incorporated by reference herein, have been audited by Daniel P. Irwin & Associates, P.C., independent auditors, as set forth in their report thereon included therein and incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The combined financial statements of Waste Services, Inc. and affiliates at December 31, 1996 and for the year then ended appearing in the Company's Current Report on Form 8-K dated May 12, 1997, as amended by its Forms 8-K/A dated July 11, 1997 and July 25, 1997, which are incorporated by reference herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Pappy, Inc. as of October 31, 1996 and 1995 and for the years then ended appearing in the Company's Current Report on Form 8-K dated August 15, 1997, as amended by its Form 8-K/A filed October 10, 1997, which are incorporated by reference herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference herein. Such financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.
                            _______________________

================================================================================
     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                             ---------------------

                               TABLE OF CONTENTS

                                                                         Page
                                                                         ----

Available Information...................................................   2
Incorporation of Certain Documents by Reference.........................   2
Risk Factors............................................................   4
Use of Proceeds.........................................................  15
The Company.............................................................  15
Selling Stockholders....................................................  16
Plan of Distribution....................................................  20
Legal Matters...........................................................  21
Experts.................................................................  21


                                   6,104,394

                                 Common Stock

                     Eastern Environmental Services, Inc.

                             ---------------------

                                  PROSPECTUS

                               October 10, 1997

                             ---------------------

================================================================================

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses payable by the Registrant in connection with this Registration Statement.


     Securities and Exchange Commission Registration Fee..   $ 1,692
     Legal Fees and Expenses..............................    15,000
     Miscellaneous Expenses...............................     3,451
     Total................................................   $50,000
                                                             =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as the Company, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. In the case of an action by or in the right of the corporation, a Delaware corporation may indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonable entitled to indemnity for such expenses.

     Article Tenth, Paragraph (a) of the Certificate of Incorporation of the Company provides that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee, or agent of another company or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether or not the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, or agent, or in any other capacity while serving as a director, officer, employee, or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Such indemnification continues as to a person who has ceased to be a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent and inures to the benefit of his or her heirs, executors, and administrators; provided, however, that except as provided in Paragraph (b) of the Article Tenth (described below), the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors of the Company. Article Tenth, Paragraph (a) further provides that such right to indemnification shall be a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that if the DGCL requires, the payment of such expenses incurred by a director or officer (in his or her capacity as a director or officer and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under the Certificate of Incorporation or otherwise. The Company may, by action of its Board of Directors, provide indemnification to employees and agents of the Company with the same scope and effect as the foregoing indemnification of directors and officers. The foregoing right to indemnification and advancement of expenses is not exclusive.

     Article Tenth, Paragraph (b) of the Certificate of Incorporation provides further that if a claim described under Paragraph (a) of Article Tenth is not paid in full by the Company within thirty (30) days after a written claim has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful, in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Company) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Company to indemnify the claimant for the amount claimed, but the burden of providing such defense shall be on the Company. Neither the failure of the Company (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Company (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard or conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

     As permitted by Article Eleventh of the Certificate of Incorporation and
Section 145(g) of the DGCL, the directors and officers of the Company and its subsidiaries are covered by policies of insurance under which they are insured, within limits and subject to certain limitations, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities which might be imposed as a result of such actions, suits or proceedings, in which they are parties by reason of being or having been directors or officers; the Company is similarly insured, with respect to certain payments it might be required to make to its directors or officers under the applicable statutes and its charter provisions. The Company has also entered into indemnification agreements with certain of its directors and officers.

     The Company is also indemnified against certain liabilities, including liabilities under the Securities Exchange Act of 1934, or will contribute payments that the certain underwriters may be required to make in respect thereof, in an underwriting agreement executed in connection with the public offering of 4.5 million shares of Common Stock of the Company under a Registration Statement on Form S-3 (File No. 333-27245) filed by the Company.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)  EXHIBITS:

Exhibit
Number          Description
-------         -----------
5               Opinion of Drinker Biddle & Reath LLP
23.1            Consent of Ernst & Young LLP
23.2            Consent of B.J. Klinger & Co., P.C.
23.3            Consent of BDO Seidman, LLP
23.4            Consent of Bardall, Weintraub P.C.
23.5            Consent of Boyer & Ritter
23.6            Consent of Paternostro, Callahan & DeFreitas, LLP
23.7            Consent of Daniel P. Irwin and Associates P.C.
23.8            Consent of Drinker Biddle & Reath LLP (included in Exhibit 5)

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mt. Laurel, New Jersey on October 8, 1997.

                            EASTERN ENVIRONMENTAL SERVICES,INC.

                            By: /s/Louis D. Paolino, Jr.
                               ---------------------------------------
                               Louis D. Paolino, Jr.
                               Chairman of the Board and Chief Executive Officer

                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons, in the capacities indicated, on October 8, 1997.


        SIGNATURE                  TITLE                   DATE
--------------------------  -----------------------------  ----
/s/Louis D. Paolino, Jr.    Chairman of the                 October 8, 1997
--------------------------  Board and Chief
Louis D. Paolino, Jr.       Executive Officer
                            (Principal Executive Officer)

/s/Gregory M. Krzemien      Chief Financial                 October 8, 1997
--------------------------  Officer and
Gregory M. Krzemien         Treasurer
                            (Principal Financial and
                            Accounting Officer)

George O. Moorehead*        Director                        October 8, 1997
--------------------------
George O. Moorehead

Kenneth C. Leung*           Director                        October 8, 1997
--------------------------
Kenneth C. Leung


*Gregory M. Krzemien, pursuant to a Power of Attorney executed by each of the directors and officers noted above and included in the signature page of the initial filing of this Registration Statement, by signing his name hereto, does hereby sign and execute this Amendment No. 2 to Registration Statement on behalf of each of the persons noted above, in the capacities indicated, and does hereby sign and execute this Amendment No. 2 to Registration Statement on his own behalf, in the capacity indicated.

                                 EXHIBIT INDEX
                                 -------------



EXHIBIT
NUMBER          DESCRIPTION
-------         -----------

 5              Opinion of Drinker Biddle & Reath LLP
 23.1           Consent of Ernst & Young LLP
 23.2           Consent of B.J. Klinger & Co., P.C.
 23.3           Consent of BDO Seidman, LLP
 23.4           Consent of Bardall, Weintraub P.C.
 23.5           Consent of Boyer & Ritter
 23.6           Consent of Paternostro, Callahan & Defreitas, LLP
 23.7           Consent of Daniel P. Irwin and Associates P.C.
 23.8           Consent of Drinker Biddle & Reath LLP (included in Exhibit 5)